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SEC FILE NUMBER
8-69736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeZero America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

67 35th Street, Suite B450
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Khris Callejas	718-709-4925	kcallejas@tradezero.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd St. 19 FL	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Antony Naccarelli</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TradeZero America, Inc.</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Antony Naccarelli*

Title:
Interim CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



TradeZero America, Inc.

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
With report of Independent Registered Public Accounting Firm

As of December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
TradeZero America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeZero America, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

New York, New York
March 2, 2026



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	1,870,480
Deposits with clearing brokers		3,180,430
Receivables from clearing brokers		780,795
Receivables from brokers, dealers and security exchanges		1,147,400
Receivables from customers, net		225,000
Due from related parties		51,189
Prepaid expenses and other assets		160,330
TOTAL ASSETS	$	7,415,624

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	333,053
Commission payable		546,716
Due to related parties		2,057,255
Due to clearing broker		1,248,621
TOTAL LIABILITIES		4,185,645

Commitments and Contingencies (Note 7)

STOCKHOLDER'S EQUITY

Common stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding	$	1
Additional paid in capital		6,756,272
Accumulated deficit		(3,526,294)
TOTAL STOCKHOLDER'S EQUITY		3,229,979
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,415,624

The accompanying notes are an integral part of the statement of financial condition

Notes to Statement of Financial Condition
December 31, 2025

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company") was incorporated in the State of Delaware on September 2, 2015. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of TradeZero USA Inc. ("Parent"), who in turn is a wholly owned subsidiary of TradeZero Holding Corp. ("Ultimate Parent").

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, Apex Clearing Corporation ("Apex").

The Company provides a commission and zero-commission trading platform for retail customers to trade U.S. securities, including stocks and options. The Company derives its income primarily by offering fee-based products and services on its technology platform and by receiving order flow rebates from securities exchanges and other brokers. The Company also has a desk on NYSE American ("AMEX"), where its brokers execute large orders for institutional clients.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

Cash

The Company maintains cash balances in an interest-bearing account. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2025, the Company had no cash equivalents. As of December 31, 2025, the Company had cash balances that exceeded Federal Deposit Insurance Company ("FDIC") secured limits by $1,620,480.

Credit Risk and Uncertainties

The Company introduces its security transactions to a clearing broker on a fully disclosed basis pursuant to a clearing agreement. All customers' cash balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing firm for losses, if any, which the clearing firm may sustain from carrying securities transactions introduced by the Company.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform.

Notes to Statement of Financial Condition
December 31, 2025

Income Taxes

The Company accounts for current and deferred income taxes by applying ASC 740, *Income Taxes* ("ASC 740") as if it were a separate taxpayer as modified by benefits for loss approach. Under the benefits for loss approach, net operating losses or other tax attributes are characterized as realized or as realizable by the Company when those attributes are utilized or expected to be utilized by the consolidated group.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Financial Instruments and Receivables

The Company's financial assets consist primarily of cash, deposits with clearing brokers, receivables from clearing brokers, brokers, dealers and security exchanges, receivables from customers, and due from related parties. These financial instruments are carried at amortized cost, which approximates fair value due to their short-term nature.

Deposits with Clearing Brokers

Deposits with clearing brokers include funded deposits that are required by the Company's clearing brokers, determined based on the Company's transaction volume.

Receivables from Clearing Brokers

Receivables from clearing brokers represent amounts due to the Company from its clearing broker in connection with its introducing broker activities.

Receivables from Brokers, Dealers and Security Exchanges

Receivables from brokers, dealers and security exchanges primarily include commissions due from brokers and exchanges and rebates from order flow. See Note 4 for additional information.

Receivables from Customers, Net

Receivables from customers, net pertain to customer margin debit balances charged to the Company by its clearing broker in accordance with the clearing agreement and represent amounts due from customers, net of an allowance for expected credit losses. See Note 5 for additional information.

Current Expected Credit Losses

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items in accordance with ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments ("ASC 326-20"). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

For financial assets measured at amortized cost described above, the Company has concluded that there are no expected credit losses based on the nature, short-term contractual life, historical loss experience, and the credit quality of the counterparties, except for receivables from customers. Receivables from customers are evaluated separately under ASC 326-20. See Note 5 for additional information.

Due to Clearing Broker

Due to clearing broker represents the net amount payable under the clearing agreement, including amounts allocated to the Company's error account arising from customer account activity.

Notes to Statement of Financial Condition
December 31, 2025

Segment Reporting

The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to allocate resources and determine performance. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure revenues and expenses of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

Recently issued accounting pronouncement

In July 2025, the FASB issued Accounting Standards Update ("ASU") 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)." This update simplifies credit loss calculations by introducing a practical expedient that allows entities to assume current conditions will not change over an asset's life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election for non-public business entities allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. The Company has evaluated the provisions of ASU 2025-05 and does not expect the adoption of the standard to have a material impact on its statement of financial condition or related disclosures.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,844,247, which exceeded the required net capital of $279,043 by $1,565,204. The Company's aggregate indebtedness to net capital ratio was 2.27 to 1.

Note 4: RECEIVABLES FROM BROKERS, DEALERS AND SECURITY EXCHANGES

As of January 1, 2025, the Company had receivables from brokers, dealers and security exchanges of $1,484,183. As of December 31, 2025, the Company had an amount of $1,147,400 receivable from brokers, dealers and security exchanges, of which $198,187 is considered an allowable receivable for the purposes of computing net capital, and $949,213 as a non-allowable receivable due to being aged greater than 30 days. The Company may record an allowance for credit losses which is based upon a review of outstanding receivables and historical collection information. As of December 31, 2025, the Company determined no allowance for credit losses was necessary.

Note 5: RECEIVABLES FROM CUSTOMERS, NET

As of January 1, 2025, the Company had receivables from brokers, dealers and security exchanges of $1,484,183. As of December 31, 2025, gross receivables from customers totaled $1,833,987. The Company recorded an allowance for credit losses of $1,608,987 in accordance with ASC 326-20, resulting in a net receivable of $225,000.

Note 6: INCOME TAXES

As of December 31, 2025, the Company recorded income tax liabilities of $164,721 included in due to related parties on the statement of financial condition. As of December 31, 2025, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

The following table presents the significant components of the Company's deferred tax assets as of December 31, 2025.

Stock-based compensation	$ 727,590
Allowance for credit losses	371,447
Total deferred tax asset	1,099,037
Change in valuation allowance	(1,099,037)
Deferred tax assets	$ -

Notes to Statement of Financial Condition
December 31, 2025

Based on the Company's cumulative losses in recent years, management concluded that it is not more likely than not that its deferred tax assets will be realized. Accordingly, the Company recorded a full valuation allowance against deferred tax assets.

The Company is included in the consolidated federal and state income tax returns of its Ultimate Parent, which remain subject to examination by taxing authorities for the three most recent years. The Company does not file or remit income taxes to taxing authorities, as such amounts are settled with the Parent. Accordingly, income taxes paid (net of refunds received) for the year ended December 31, 2025 were $0 for federal and state jurisdictions.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company establishes an accrual for losses when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its financial condition.

Note 8: RELATED PARTY TRANSACTIONS

The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

As of December 31, 2025, the Company had a receivable from a related party arising from the overpayment of such transaction amounting to $21,016, which is included in due from related parties on the statement of financial condition.

In addition, the Company recorded a receivable from Parent of $30,173, which represents the amounts paid by the Company on behalf of Parent, and is included in due from related parties on the statement of financial condition.

During the year, the Ultimate Parent and Parent made a non-cash capital contribution to the Company totaling $361,898 related to tax liabilities and $1,857,897 pursuant to the expense sharing agreement through the extinguishment of intercompany payables.

The Company owed the Ultimate Parent $164,721 for the payment of income taxes as discussed in Note 6.

As of December 31, 2025, the Company owed $1,892,534 to Parent for technology and general overhead that is allocated through an expense sharing agreement.

Note 9: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the date the statement of financial condition was issued.

On January 21, 2026, the Company received a $500,000 non-cash capital contribution from the Parent through extinguishment of intercompany payables.